QuickLinks -- Click here to rapidly navigate through this document

Exhibit 1

MI Developments Inc. 455 Magna Drive Aurora, Ontario Canada L4G 7A9 Tel: (905) 713-6322 Fax: (905) 713-6332

MI DEVELOPMENTS ANNOUNCES 2009 FIRST QUARTER RESULTS

May 8, 2009, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three months ended March 31, 2009. All figures are in U.S. dollars.

	REAL ESTATE BUSINESS(1)
	Three months ended March 31,
(in thousands, except per share figures)	2009	2008
Revenues	$53,819	$54,035
Net income attributable to MID	$25,161	$30,888
Funds from operations ("FFO")(2)	$34,927	$41,935
Diluted FFO per share(2)	$0.75	$0.90

	MID CONSOLIDATED(1)
	Three months ended March 31,
(in thousands, except per share figures)	2009(3)	2008
Revenues
Real Estate Business	$53,819	$54,035
Magna Entertainment Corp. ("MEC")(3),(4)	152,935	229,485
Eliminations(3)	(9,636)	(8,108)

	$197,118	$275,412

Net income (loss) attributable to MID
Real Estate Business	$25,161	$30,888
MEC — continuing operations(3)	(54,763)	(6,995)
Eliminations(3)	(107)	266

Income from continuing operations	(29,709)	24,159
MEC — discontinued operations(3),(5)	864	(7,280)

	$(28,845)	$6,879

Diluted earnings (loss) attributable to MID per share from continuing operations	$(0.64)	$0.52
Diluted earnings (loss) attributable to MID per share	$(0.62)	$0.15

(1)
As discussed further below in this press release, the Company adopted United States generally accepted accounting principles ("U.S. GAAP") as its primary basis of financial reporting commencing January 1, 2009 on a retrospective basis. In conjunction with the adoption of U.S. GAAP, the Company also adopted the definition of FFO prescribed in the United States effective January 1, 2009 on a retrospective basis. The results of operations for the three months ended March 31, 2008 have been restated to reflect the adoption of U.S. GAAP and the definition of FFO prescribed in the United States.

(2)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under GAAP and therefore may not be comparable to similar measures presented by other companies. Please refer to "Reconciliation of Non-GAAP to GAAP Financial Measures" below in this press release.

(3)
As discussed further below in this press release, on March 5, 2009, MEC and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. As a result of the MEC Chapter 11 filing, the Company has concluded that, under generally accepted accounting principles ("GAAP"), it ceased to have the ability to exert control over MEC on or about March 5, 2009. Accordingly, the Company's investment in MEC has been deconsolidated from the Company's results beginning on March 5, 2009. Accordingly, the Company's results of operations for the three months ended March 31, 2009 include MEC's results of operations for the period prior to March 5, 2009. Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's results of operations. However, the effects of transactions between these two segments prior to March 5, 2009 are eliminated in the consolidated results of operations of the Company.

(4)
Excludes revenues from MEC's discontinued operations.

(5)
Discontinued operations represent MEC's discontinued operations, net of certain related consolidation adjustments. MEC's discontinued operations for the three-month periods ended March 31, 2009 and 2008 include the operations of Remington Park, Thistledown, Portland Meadows and Magna Racino™. In addition, MEC's discontinued operations for the three months ended March 31, 2008 include the operations of Great Lakes Downs, which was sold in July 2008.

MI Developments Inc.      2009    1

REAL ESTATE BUSINESS FINANCIAL RESULTS

Revenues were $53.8 million in the first quarter of 2009 compared to $54.0 million in the first quarter of 2008. The $0.2 million reduction in revenues is due to a $5.5 million reduction in rental revenues, partially offset by a $5.3 million increase in interest and other income earned from MEC. The decrease in rental revenues is primarily due to foreign exchange, which had a $5.6 million negative impact as the U.S. dollar strengthened against the foreign currencies (primarily the Canadian dollar and the euro) in which the Real Estate Business operates. Property vacancies and lease replacements and renewals also had a negative impact, reducing revenue for the quarter by $0.6 million compared to the prior year period. These negative contributions to rental revenues were partially offset by contractual rent adjustments, which increased revenues by $0.7 million, primarily due to cumulative CPI-based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) and fixed contractual rent adjustments implemented since first quarter of fiscal 2008. The increase in interest and other income earned from MEC is primarily due to (i) $2.1 million of interest and fees earned under the loan provided in December 2008 (the "MEC 2008 Loan"), (ii) a $2.1 million increase in interest and fees earned under the bridge loan provided in September 2007 (the "MEC Bridge Loan") as a result of the increased level of borrowings and arrangement fees incurred and (iii) a $1.1 million increase in interest and arrangement fees recognized under the Gulfstream Park project financing.

FFO for the first quarter of 2009 was $34.9 million ($0.75 per share) compared to $41.9 million ($0.90 per share) in the prior year period, representing a decrease of 17%. This $7.0 million reduction in FFO is due to a $0.2 million reduction in revenues, increases of $7.4 million in general and administrative expenses and $0.2 million in net interest expense, the $0.5 million adjustment to the carrying values of the MEC loan facilities on deconsolidation of MEC (see "MEC CHAPTER 11 FILING AND PROCESS — Deconsolidation of MEC") and $3.9 million of other gains associated with a lease termination fee in the prior year period. These reductions to FFO were partially offset by a $5.2 million reduction in income tax expense.

General and administrative expenses increased to $11.9 million for the first quarter of 2009 from $4.6 million in the prior year period. The increase over the prior year period is primarily due to $7.0 million of advisory and other costs incurred in the first quarter of 2009 in connection with the November 2008 Reorganization Proposal (as defined below) and MID's involvement in MEC's Chapter 11 process (see "MEC Chapter 11 FILING AND PROCESS").

The Real Estate Business' income tax expense for the first quarter of 2009 was $3.3 million, representing an effective tax rate of 11.5%, compared to an effective tax rate for the first quarter of 2008 of 21.4%. Excluding the $7.0 million of costs associated with the November 2008 Reorganization Proposal and MID's involvement in MEC's Chapter 11 process, the $3.9 million lease termination fee in the first quarter of 2008 and the related tax impact of both items, the Real Estate Business' effective tax rate was 15.9% in the first quarter of 2009 compared to 20.1% for the first quarter of 2008. As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country. This 4.2% reduction in the adjusted effective tax rate is primarily due to changes in the mix of taxable income earned in the various countries in which the Real Estate Business operates.

The Real Estate Business reported net income of $25.2 million for the first quarter of 2009 compared to $30.9 million in the prior year period. The $5.7 million decrease in net income is due to the $7.0 million reduction in FFO discussed above, partially offset by a $1.3 million reduction in depreciation and amortization (due primarily to the impact of foreign exchange).

At March 31, 2009, the Real Estate Business had 27.3 million square feet of leaseable area, with annualized lease payments of $163.4 million, representing a return of 10.9% on the gross aggregate carrying value of our income-producing portfolio.

Dennis Mills, MID's Vice-Chairman and Chief Executive Officer, stated, "We are clearly experiencing extremely challenging economic conditions. These conditions have had a particularly significant impact on the automotive industry resulting in one of the most difficult periods in the history of Magna International, our primary tenant, due to exceptionally low production volumes for Magna's customers. MID continues to achieve strong results and will continue to seek out new relationships in order to diversify its tenant base. In this regard, I am proud to announce that in April 2009 we signed a long-term lease with Peer 1 Network Enterprises for an MID facility that had been vacated by Magna upon expiry of the lease."

2    MI Developments Inc.      2009

MEC CHAPTER 11 FILING AND PROCESS

On March 5, 2009 (the "Petition Date"), MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada.

MID, through a wholly-owned subsidiary (the "MID Lender"), is the largest secured creditor of MEC. At the Petition Date, the balance of MID's existing loans to MEC, including accrued interest, was approximately $372 million, comprised of $171 million under the Gulfstream Park project financing, $23 million under the Remington Park project financing, $125 million under the 2007 MEC Bridge Loan and $53 million under the 2008 MEC Loan. At March 31, 2009, approximately $375 million (including accrued interest subsequent to the Petition Date) was outstanding under these loan facilities. All of these loans are secured. In addition, the Company owned approximately 54% of MEC's total equity, representing approximately 96% of the total votes attached to MEC's outstanding stock.

DIP Loan

In connection with the Debtors' Chapter 11 filing, MID (through the MID Lender) originally agreed to provide a six-month secured debtor-in-possession financing facility (the "DIP Loan") to MEC in the amount of up to $62.5 million. On April 20, 2009, the DIP Loan was amended to, among other things, (i) extend the maturity from September 6, 2009 to November 6, 2009 in order to allow for a longer marketing period in connection with MEC's asset sales and (ii) reduce the principal amount available from $62.5 million to $38.4 million, with the reduction attributable to the fact that interest on the pre-petition loan facilities between MEC and the MID Lender will accrue during the Chapter 11 process rather than being paid currently in cash.

At March 31, 2009, $13.5 million was due under the DIP Loan. Subsequent to March 31, 2009, an additional $3.1 million has been drawn under the DIP Loan.

The DIP Loan is secured by liens on substantially all assets of MEC and its subsidiaries (subject to prior ranking liens), as well as a pledge of capital stock of certain guarantors. The terms of the DIP Loan contemplate that MEC will sell all or substantially all of its assets through an auction process and use the proceeds from the asset sales to repay its creditors, including the MID Lender.

MEC Asset Sales

MEC's Chapter 11 filing contemplates MEC selling all or substantially all of its assets through an auction process. On the Petition Date, and subject to Court approval, MID entered into an agreement with MEC to purchase MEC's relevant interests associated with certain assets (the "Stalking Horse Bid"). However, on April 20, 2009, in response to objections raised by a number of parties in the MEC Chapter 11 process and with the intent of expediting that process, MID and MEC terminated the Stalking Horse Bid.

Following a hearing on May 4, 2009, the Court approved, subject to entry of a final order, an order confirming the bid procedures for MEC's interests associated with the following assets (the "Bid Procedures Assets"): Santa Anita Park (including MEC's joint venture interest in the Shops at Santa Anita); Remington Park; Lone Star Park; Thistledown; Portland Meadows; StreuFex™; vacant lands located in Ocala, Florida; and vacant lands located in Dixon, California. MID has stated that it does not intend to submit a bid for any of the Bid Procedures Assets; provided, however, that MID intends to preserve the value of its secured loans to MEC and will take all available steps to prevent fire sales of the Bid Procedures Assets.

MEC has advised the Court that it is continuing to explore all alternatives with respect to its remaining assets, and although the Stalking Horse Bid has been terminated, MID will continue to evaluate whether to bid on MEC assets during the course of MEC's Chapter 11 sales process.

Mr. Mills noted, "Our priority in the MEC Chapter 11 process continues to be preserving and protecting the value of MID's secured loan investments in MEC. MID is fully supportive of a fair and transparent process that is designed to maximize value for all of MEC's constituents."

MI Developments Inc.      2009    3

Deconsolidation of MEC

As a result of the MEC Chapter 11 filing, the Company has concluded that, under GAAP, it ceased to have the ability to exert control over MEC on or about the Petition Date. Accordingly, the Company's investment in MEC has been deconsolidated from the Company's results beginning on the Petition Date.

GAAP requires the carrying values of any investment in, and amounts due from, a deconsolidated subsidiary to be adjusted to their fair value at the date of deconsolidation. In light of the significant uncertainty as to whether MEC shareholders, including MID, will receive any recovery following MEC's reorganization, the carrying value of MID's equity investment in MEC has been reduced to zero. Upon deconsolidation of MEC, the Company recorded an aggregate $46.7 million reduction to the carrying values of its investment in, and amounts due from, MEC, which is included in the Company's statement of income (loss) for the three months ended March 31, 2009. Included in this aggregate amount is a $0.5 million reduction in the carrying values of the MEC loan facilities with the MID Lender at the Petition Date. Although, subject to the uncertainties of MEC's Chapter 11 process, MID management believes that the MID Lender's claims are adequately secured and therefore has no reason to believe that the amount of the MEC loan facilities with the MID Lender is impaired, the $0.5 million reduction in the carrying values of the MEC loan facilities was required under GAAP, reflecting the fact that certain of the MEC loan facilities bear interest at a fixed rate of 10.5% per annum, which is not considered to be reflective of the market rate of interest that would have been used had such facilities been established on the Petition Date.

The Company's unaudited interim consolidated financial statements attached below have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and, for the period prior to the Petition Date, MEC. The deconsolidation of MEC affects virtually all of the Company's reported revenue, expense, asset and liability balances, thus significantly limiting the comparability from period to period of the Company's consolidated statements of income (loss), consolidated statements of cash flows and consolidated balance sheets. As a result, the remaining content of this press release focuses solely on the operating results, financial condition, cash flows and liquidity of the Real Estate Business.

For further details of MEC's Chapter 11 filing and the treatment of stockholders and creditors, the DIP Loan and the deconsolidation of MEC, please refer to notes 1(a) and 19(a)(iv) to the accompanying unaudited interim consolidated financial statements below.

TERMINATION OF NOVEMBER 2008 REORGANIZATION PROPOSAL

On November 26, 2008, MID announced that its Special Committee of MID's Board of Directors (the "Board") had recommended, and the Board had approved, holding a vote of MID shareholders on a reorganization proposal developed by MID management (the "November 2008 Reorganization Proposal"). The principal components of the November 2008 Reorganization Proposal are set out in MID's press release dated November 26, 2008, which can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

As a result of, among other things, current global economic conditions, the continued disruptions in the financial markets and ongoing uncertainty in the automotive industry, MID determined that it was unlikely that it would be able to arrange the new debt financing associated with the November 2008 Reorganization Proposal, nor would it be prudent to raise the new debt until such time as the ongoing uncertainty in the automotive industry has been resolved. As a result, on February 18, 2009, MID announced that it was not proceeding with the November 2008 Reorganization Proposal.

ADOPTION OF UNITED STATES STANDARDS

In April 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to International Financial Reporting Standards ("IFRS") for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, in the second half of 2008, management undertook a detailed review of the implications of MID having to report under IFRS and also examined the alternative available to MID of filing its primary financial statements in Canada using U.S. GAAP, as permitted by the Canadian Securities Administrators' National Instrument 52-107, "Acceptable Accounting Principles, Auditing Standards and Reporting Currency", given that MID is a Foreign Private Issuer in the United States.

4    MI Developments Inc.      2009

As a result of this analysis, management recommended and the Board determined that MID should adopt U.S. GAAP as its primary basis of financial reporting commencing January 1, 2009 on a retrospective basis. All comparative financial information contained in this press release and the accompanying unaudited interim consolidated financial statements below have been revised to reflect the Company's results as if they had been historically reported in accordance with U.S. GAAP.

The adoption of U.S. GAAP did not have a material change on the Company's accounting policies or current debt covenants, nor did such adoption require significant changes to the Company's existing internal controls over financial reporting and disclosure controls and procedures, or information and data systems. For further details of the differences between U.S. and Canadian GAAP impacting the Company and a reconciliation of the Company's results of operations for the three-month periods ended March 31, 2009 and 2008 and financial position as at March 31, 2009 and December 31, 2008 from U.S. GAAP to Canadian GAAP, see notes 1(e) and 21 to the accompanying unaudited interim consolidated financial statements below.

In conjunction with the Company's adoption of U.S. GAAP as its primary basis of financial reporting, the Company has adopted the definition of FFO prescribed in the United States by the National Association of Real Estate Investment Trusts® ("NAREIT") effective January 1, 2009 on a retrospective basis. The Company previously determined FFO using the definition prescribed in Canada by the Real Property Association of Canada ("REALpac"). Under the definition of FFO prescribed by NAREIT, the impact of future income taxes and asset impairments are included in the calculation of FFO whereas such amounts are excluded in the definition of FFO prescribed by REALpac.

The discussion in this press release is based on the Company's results of operations as reported under U.S. GAAP and FFO, FFO per share and diluted FFO per share for all periods presented have been determined in accordance with the definition prescribed by NAREIT.

DIVIDENDS

MID's Board of Directors has declared a dividend of $0.15 per share on MID's Class A Subordinate Voting Shares and Class B Shares for the first quarter ended March 31, 2009. The dividend is payable on or about June 15, 2009 to shareholders of record at the close of business on May 29, 2009.

Unless indicated otherwise, MID has designated the entire amount of all past and future taxable dividends paid since January 1, 2006 to be an "eligible dividend" for purposes of the Income Tax Act (Canada), as amended from time to time. Please contact your tax advisor if you have any questions with regard to the designation of eligible dividends.

ABOUT MID

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management, and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. MID holds a majority equity interest in MEC, an owner and operator of horse racetracks, and a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets. As noted in this press release, MEC has filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code.

For further information, please contact Richard J. Smith, Executive Vice-President and Chief Financial Officer, at 905-726-7507.

MI Developments Inc.      2009    5

RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES
REAL ESTATE BUSINESS
RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Three Months Ended March 31,
	2009	2008
Net income	$25,161	$30,888
Add back depreciation and amortization	9,766	11,047

Funds from operations	$34,927	$43,762

Basic and diluted funds from operations	$0.75	$0.90

Basic and diluted number of shares outstanding (thousands)	46,708	46,708

FORWARD-LOOKING STATEMENTS

The contents of this press release contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks and uncertainties inherent in MEC's Chapter 11 process (see note 1(a) to the accompanying financial statements below), including in relation to the treatment of stockholders and creditors and the auction of MEC's assets, and the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2008, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2008, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

6    MI Developments Inc.      2009

Consolidated Statements of Income (Loss)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated (notes 1, 19(a))		Real Estate Business		Magna Entertainment Corp.
Three Months Ended March 31,	2009(1)	(restated — note 1(e)) 2008	2009	(restated — note 1(e)) 2008	2009(1)	(restated — note 1(e)) 2008
Revenues
Rental revenue	$40,363	$45,927	$40,363	$45,927	$—	$—
Interest and other income from MEC (note 19(a))	3,820	—	13,456	8,108	—	—
Racing and other revenue	152,935	229,485	—	—	152,935	229,485

	197,118	275,412	53,819	54,035	152,935	229,485

Operating costs and expenses
Purses, awards and other	82,150	121,228	—	—	82,150	121,228
Operating costs	55,274	74,461	—	—	55,274	74,461
General and administrative (notes 3, 19)	12,103	18,560	11,936	4,559	157	14,008
Foreign exchange losses	8,819	325	172	203	8,647	122
Depreciation and amortization	16,751	22,060	9,766	11,047	7,014	11,056
Interest expense, net	8,461	10,513	3,011	2,801	14,960	16,036
Equity loss (income)	(65)	836	—	—	(65)	836
Write-down of MEC's long-lived assets (note 6)	—	5,000	—	—	—	5,000

Operating income (loss)	13,625	22,429	28,934	35,425	(15,202)	(13,262)
Deconsolidation adjustment to the carrying values of MID's investment in, and amounts due from, MEC (note 1(a))	(46,677)	—	(504)	—	(46,173)	—
Other gains (notes 19, 20)	—	5,905	—	3,892	—	2,013

Income (loss) before income taxes	(33,052)	28,334	28,430	39,317	(61,375)	(11,249)
Income tax expense	3,328	10,163	3,269	8,429	59	1,734

Income (loss) from continuing operations	(36,380)	18,171	25,161	30,888	(61,434)	(12,983)
Income (loss) from discontinued operations (note 4)	1,227	(32,730)	—	—	784	(33,493)

Net income (loss)	(35,153)	(14,559)	25,161	30,888	(60,650)	(46,476)
Add net loss attributable to the noncontrolling interest	6,308	21,438	—	—	6,308	21,438

Net income (loss) attributable to MID	$(28,845)	$6,879	$25,161	$30,888	$(54,342)	$(25,038)

Income (loss) attributable to MID from
— continuing operations	$(29,709)	$24,159	$25,161	$30,888	$(54,763)	$(6,995)
— discontinued operations (note 4)	864	(17,280)	—	—	421	(18,043)

Net income (loss) attributable to MID	$(28,845)	$6,879	$25,161	$30,888	$(54,342)	$(25,038)

Basic and diluted earnings (loss) attributable to each MID Class A Subordinate Voting or Class B Share (note 7)
— Continuing operations	$(0.64)	$0.52
— Discontinued operations (note 4)	0.02	(0.37)

Total	$(0.62)	$0.15

Basic and diluted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 7)	46,708	46,708

See accompanying notes

(1)
The three-month period ended March 31, 2009 includes the results of MEC up to March 5, 2009 (note 1(a)).

30    MI Developments Inc.      2009

Consolidated Statements of Comprehensive Income (Loss)
(U.S. dollars in thousands)
(Unaudited)

Three Months Ended March 31,	2009	(restated — note 1(e)) 2008
Net loss	$(35,153)	$(14,559)
Other comprehensive income (loss):
Change in fair value of interest rate swaps, net of taxes (note 14)	171	(616)
Foreign currency translation adjustment (note 14)	(30,520)	36,355
Reclassification to income of MEC's accumulated other comprehensive income upon deconsolidation of MEC (notes 1(a) and 14)	(19,850)	—

Comprehensive income (loss)	(85,352)	21,180
Add comprehensive loss attributable to the noncontrolling interest	6,303	20,573

Comprehensive income (loss) attributable to MID	$(79,049)	$41,753

See accompanying notes

 Consolidated Statements of Changes in Deficit
(U.S. dollars in thousands)
(Unaudited)

Three Months Ended March 31,	2009	(restated — note 1(e)) 2008
Deficit, beginning of period	$(120,855)	$(80,558)
Net income (loss) attributable to MID	(28,845)	6,879
Dividends	(7,006)	(7,006)

Deficit, end of period	$(156,706)	$(80,685)

See accompanying notes

MI Developments Inc.      2009    31

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Consolidated (notes 1, 19(a))		Real Estate Business		Magna Entertainment Corp.
Three Months Ended March 31,	2009(1)	(restated — note 1(e)) 2008	2009	(restated — note 1(e)) 2008	2009(1)	(restated — note 1(e)) 2008
OPERATING ACTIVITIES
Income (loss) from continuing operations	$(36,380)	$18,171	$25,161	$30,888	$(61,434)	$(12,983)
Items not involving current cash flows (note 17)	59,245	30,045	3,073	12,097	56,511	19,145
Changes in non-cash balances (note 17)	(5,495)	(2,803)	2,852	4,672	(8,304)	(7,686)

Cash provided by (used in) operating activities	17,370	45,413	31,086	47,657	(13,227)	(1,524)

INVESTING ACTIVITIES
Real estate and fixed asset additions	(4,786)	(14,870)	(2,325)	(4,382)	(2,461)	(10,488)
Proceeds on disposal of real estate and fixed assets, net	—	1,492	—	—	—	1,492
Decrease (increase) in other assets	(9,708)	(1,333)	(577)	43	(9,131)	(1,376)
Loan advances to MEC, net	(12,998)	—	(69,069)	(20,034)	—	—
Loan repayments from MEC	26	—	30,918	2,478	—	—
Reduction in cash from deconsolidation of MEC	(31,693)	—	—	—	(31,693)	—

Cash used in investing activities	(59,159)	(14,711)	(41,053)	(21,895)	(43,285)	(10,372)

FINANCING ACTIVITIES
Proceeds from bank indebtedness	18,048	23,127	—	—	18,048	23,127
Repayment of bank indebtedness	(18,597)	(22,594)	—	—	(18,597)	(22,594)
Issuance of long-term debt, net	—	2,731	—	—	—	2,731
Repayment of long-term debt	(4,959)	(3,301)	(3,195)	(115)	(1,764)	(3,186)
Loan advances from MID, net	—	—	—	—	56,000	19,074
Loan repayments to MID	—	—	—	—	(28,834)	(2,215)
Disgorgement payment received from noncontrolling interest (note 15)	420	—	—	—	420	—

Cash provided by (used in) financing activities	(5,088)	(37)	(3,195)	(115)	25,273	16,937

Effect of exchange rate changes on cash and cash equivalents	(2,848)	3,365	(2,542)	3,308	(306)	57
Net cash flows provided by (used in) continuing operations	(49,725)	34,030	(15,704)	28,955	(31,545)	5,098

DISCONTINUED OPERATIONS
Cash provided by (used in) operating activities	1,788	(442)	—	—	1,370	(1,162)
Cash used in investing activities	(230)	(908)	—	—	(230)	(908)
Cash provided by (used in) financing activities	—	(29)	—	—	(2,058)	668

Net cash flows provided by (used in) discontinued operations	1,558	(1,379)	—	—	(918)	(1,402)

Net increase (decrease) in cash and cash equivalents during the period	(48,167)	32,651	(15,704)	28,955	(32,463)	3,696
Cash and cash equivalents, beginning of period	154,874	154,338	122,411	110,945	32,463	43,393

Cash and cash equivalents, end of period	106,707	186,989	106,707	139,900	—	47,089
Less: cash and cash equivalents of discontinued operations, end of period	—	(9,631)	—	—	—	(9,631)

Cash and cash equivalents, of continuing operations end of period	$106,707	$177,358	$106,707	$139,900	$—	$37,458

See accompanying notes

(1)
The three-month period ended March 31, 2009 includes the results of MEC up to March 5, 2009 (note 1(a)).

32    MI Developments Inc.      2009

Consolidated Balance Sheets
(Refer to note 1 — Basis of Presentation)
(U.S. dollars in thousands)
(Unaudited)

		Consolidated (notes 1, 19(a))	Real Estate Business	Magna Entertainment Corp.(1)
	Consolidated (notes 1, 19(a)) March 31, 2009
As at		December 31, 2008 (restated — note 1(e))
ASSETS
Current assets:
Cash and cash equivalents	$106,707	$144,764	$122,411	$22,353
Restricted cash	458	20,255	946	19,309
Accounts receivable	2,844	33,915	2,256	31,659
Loans receivable from MEC, net (note 19)	385,676	—	247,075	—
Due from MID (note 19)	—	—	—	946
Income taxes receivable	1,049	1,887	1,887	—
Prepaid expenses and other	1,602	20,724	930	19,837
Assets held for sale (note 5)	—	21,732	—	21,732
Assets held for sale from discontinued operations (note 4)	—	94,461	—	94,533

	498,336	337,738	375,505	210,369
Real estate properties, net (note 8)	1,304,913	2,024,183	1,397,819	681,701
Fixed assets, net	210	71,206	244	70,962
Other assets (note 9)	1,659	35,200	1,110	34,090
Loans receivable from MEC (note 19)	—	—	93,824	—
Deferred rent receivable	12,690	13,001	13,001	—
Future tax assets	5,359	62,781	5,632	57,149

Total assets	$1,823,167	$2,544,109	$1,887,135	$1,054,271

LIABILITIES AND EQUITY
Current liabilities:
Bank indebtedness (note 10)	$—	$39,460	$—	$39,460
Accounts payable and accrued liabilities (note 11)	17,541	121,471	12,411	109,060
Dividends payable	7,006	—	—	—
Income taxes payable	8,034	10,363	7,638	2,725
Loans payable to MID, net (note 19)	—	—	—	246,428
Due to MEC (note 19)	458	—	946	—
Long-term debt due within one year	175	82,649	3,309	79,340
Note obligation due within one year, net	—	74,601	—	74,601
Deferred revenue	630	9,368	3,254	6,114
Liabilities related to assets held for sale (note 5)	—	876	—	876
Liabilities related to discontinued operations (note 4)	—	51,943	—	75,960

	33,844	390,731	27,558	634,564
Long-term debt	1,951	17,173	2,063	15,110
Senior unsecured debentures, net	211,641	216,550	216,550	—
Note obligation, net	—	149,015	—	149,015
Loans payable to MID, net (note 19)	—	—	—	66,373
Other long-term liabilities (note 12)	—	18,973	—	18,973
Future tax liabilities	39,771	105,497	40,933	63,233

Total liabilities	287,207	897,939	287,104	947,268

Equity:
MID shareholders' equity
Class A Subordinate Voting Shares (shares issued — 46,160,564)	1,506,088	1,506,088
Class B Shares (shares issued — 547,413)	17,866	17,866
Contributed surplus (note 13)	57,089	57,062
Deficit	(156,706)	(120,855)
Accumulated other comprehensive income (note 14)	111,623	161,827

Total MID shareholders' equity	1,535,960	1,621,988	1,600,031	82,821
Noncontrolling interest (note 15)	—	24,182	—	24,182

Total equity	1,535,960	1,646,170	1,600,031	107,003

Total liabilities and equity	$1,823,167	$2,544,109	$1,887,135	$1,054,271

Commitments and contingencies (note 20)

See accompanying notes

(1)
MEC's net assets were deconsolidated from the Company's consolidated balance sheet as of the Petition Date (note 1(a)).

MI Developments Inc.      2009    33

Notes to Interim Consolidated Financial Statements
(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at March 31, 2009 and December 31, 2008 and for the three-month periods ended March 31, 2009 and 2008 are unaudited)

1.     SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively, "MID" or the "Company"). MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units ("Magna") in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects.

(a)  Magna Entertainment Corp.

  The Company also holds a majority equity interest in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks and a supplier of live horseracing content to the inter-track, off-track and account wagering markets. At March 31, 2009 and December 31, 2008, the Company owned approximately 54% of MEC's total equity, representing approximately 96% of the total votes attached to MEC's outstanding stock.

  Chapter 11 Filing and Process

  On March 5, 2009 (the "Petition Date"), MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada. At the Petition Date, MEC owed $371.7 million to a wholly-owned subsidiary of MID (the "MID Lender") under various loan facilities (note 19(a)).

  MEC filed for Chapter 11 protection in order to implement a comprehensive financial restructuring and conduct an orderly sales process for its assets (see note 2 for further details of the MEC asset sales process). Under Chapter 11, the Debtors are operating as "debtors-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. In general, the Debtors are authorized under Chapter 11 to continue to operate as an ongoing business, but may not engage in transactions outside the ordinary course of business without the prior approval of the Court.

  The filing of the Chapter 11 petitions constituted an event of default under certain of MEC's debt obligations, including those with the MID Lender, and those debt obligations became automatically and immediately due and payable. However, subject to certain exceptions under the Bankruptcy Code, the Debtors' Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date. The Company has not guaranteed any of MEC's debt obligations or other commitments.

  Under the priority scheme established by the Bankruptcy Code, unless creditors agree to different treatment, allowed pre-petition claims and allowed post-petition expenses must be satisfied in full before stockholders are entitled to receive any distribution or retain any property in a Chapter 11 proceeding. MEC's Class A Subordinate Voting Stock ("MEC Class A Stock") was delisted from the Toronto Stock Exchange effective at the close of market on April 1, 2009 and from the Nasdaq Stock Market effective at the opening of business on April 6, 2009. The ultimate recovery to MID, as a stockholder of MEC, if any, in the Debtors' Chapter 11 proceedings will likely not be determined until confirmation of a plan of reorganization for MEC. In this regard, however, such a plan is likely to result in MID not receiving any value for its existing MEC stock and in the cancellation of such stock.

34    MI Developments Inc.      2009

  Furthermore, no assurance can be given as to the treatment the MID Lender's claims will receive in the Debtors' Chapter 11 proceedings, although, as a general matter, secured creditors are entitled to priority over unsecured creditors to the extent of the value of the collateral securing such claims. Subject to the uncertainties of MEC's Chapter 11 process, MID management believes that the MID Lender's claims are adequately secured and therefore has no reason to believe that the amount of the MEC loan facilities with the MID Lender is impaired.

  DIP Loan

  In connection with the Debtors' Chapter 11 filing, MID (through the MID Lender) is providing to MEC a secured debtor-in-possession financing facility (the "DIP Loan") of up to $38.4 million (see note 19(a)(iv) for further details of the DIP Loan).

  Deconsolidation of MEC

  As a result of the MEC Chapter 11 filing, the Company has concluded that, under generally accepted accounting principles ("GAAP"), it ceased to have the ability to exert control over MEC on or about the Petition Date. Accordingly, the Company's investment in MEC has been deconsolidated from the Company's results beginning on the Petition Date.

  GAAP requires the carrying values of any investment in, and amounts due from, a deconsolidated subsidiary to be adjusted to their fair value at the date of deconsolidation. In light of the significant uncertainty as to whether MEC shareholders, including MID, will receive any recovery following MEC's reorganization, the carrying value of MID's equity investment in MEC has been reduced to zero. Although, subject to the uncertainties of MEC's Chapter 11 process, MID management believes that the MID Lender's claims are adequately secured and therefore has no reason to believe that the amount of the MEC loan facilities with the MID Lender is impaired, a reduction in the carrying values of the MEC loan facilities (note 19(a)) at the Petition Date was required under GAAP, reflecting the fact that certain of the MEC loan facilities bear interest at a fixed rate of 10.5% per annum, which is not considered to be reflective of the market rate of interest that would have been used had such facilities been established on the Petition Date. The fair value of the loans receivable from MEC was determined at the Petition Date based on the estimated future cash flows of the loans receivable from MEC being discounted to the Petition Date using a discount rate equal to the London Interbank Offered Rate ("LIBOR") plus 12.0%. The discount rate is equal to the interest rate charged on the DIP Loan that was implemented as of the Petition Date, and therefore is considered to approximate a reasonable market interest rate for the MEC loan facilities for this purpose. Accordingly, upon deconsolidation of MEC, the Real Estate Business reduced its carrying values of the MEC loan facilities by $0.5 million (net of derecognizing $1.9 million of unamortized deferred arrangement fees at the Petition Date). As a result, the adjusted aggregate carrying value of the MEC loan facilities at the Petition Date was $2.4 million less than the aggregate face value of the MEC loan facilities. The adjusted carrying values will accrete up to the face value of the MEC loan facilities over the estimated period of time before the loans will be repaid, with such accretion being recognized in "interest and other income from MEC" on the Company's consolidated statement of income (loss).

  Prior to the Petition Date, MEC's results are consolidated with the Company's results, with outside ownership accounted for as a noncontrolling interest. As of the Petition Date, the Company's consolidated balance sheet included MEC's net assets of $84.3 million. As of the Petition Date, the Company's total equity also included accumulated other comprehensive income of $19.8 million and a noncontrolling interest of $18.3 million related to MEC.

MI Developments Inc.      2009    35

  Upon deconsolidation of MEC, the Company recorded a $46.7 million reduction to the carrying values of its investment in, and amounts due from, MEC, which is computed as follows:

Reversal of MEC's net assets	$(84,345)
Reclassification to income of MEC's accumulated other comprehensive income (note 14)	19,850
Reclassification to income of the noncontrolling interest in MEC (note 15)	18,322

(46,173)
Fair value adjustment to loans receivable from MEC	(504)

Deconsolidation adjustment to the carrying values of MID's investment in, and amounts due from, MEC	$(46,677)

(b)  Consolidated Financial Statements

  The unaudited interim consolidated financial statements have been prepared in U.S. dollars following GAAP in the United States ("U.S. GAAP") as further discussed in note 1(e) and the accounting policies as set out in notes 1 and 25 to the annual consolidated financial statements for the year ended December 31, 2008.

  The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2008.

  In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which are of a normal recurring nature except as disclosed in note 1(a), necessary to present fairly the financial position at March 31, 2009 and December 31, 2008, and the results of operations and cash flows for the three-month periods ended March 31, 2009 and 2008.

(c)  Segmented Information

  The Company's reportable segments reflect how the Company is organized and managed by senior management. Prior to the Petition Date (note 1(a)), the Company's operations have been segmented in the Company's internal financial reports between wholly-owned operations ("Real Estate Business") and publicly-traded operations ("Magna Entertainment Corp."). This segregation of operations between wholly-owned and publicly-traded operations recognized the fact that, in the case of the Real Estate Business, the Company's Board of Directors and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management.

  Subsequent to the Petition Date, the Company manages and evaluates its operations as a single "Real Estate Business" reporting segment, rather than multiple reporting segments, for internal purposes and for internal decision making.

  At March 31, 2009, the Real Estate Business owns income-producing real estate assets in Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. Substantially all of these real estate assets are leased to Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

  Financial data and related measurements for the periods prior to the Petition Date are presented on the consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets in two categories, "Real Estate Business" and "Magna Entertainment Corp.", which correspond to the Company's reporting segments prior to the Petition Date. Transactions and balances between the "Real Estate Business" and "Magna Entertainment Corp." segments have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 19(a), are eliminated in the consolidated results of operations and financial position of the Company for periods prior to the Petition Date.

36    MI Developments Inc.      2009

(d)  Seasonality

  MEC's racing business is seasonal in nature and racing revenues and operating results for any period will not be indicative of the racing revenues and operating results for any year. MEC's racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in MEC's revenues and operating results included in the Company's consolidated financial statements prior to the Petition Date (note 1(a)).

(e)  Accounting Changes

  Adoption of United States Generally Accepted Accounting Principles

  In April 2008, the Canadian Accounting Standards Board confirmed the transition from GAAP in Canada ("Canadian GAAP") to International Financial Reporting Standards ("IFRS") for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, during the third and fourth quarters of 2008, management undertook a detailed review of the implications of MID having to report under IFRS and also examined the alternative available to MID of filing its primary financial statements in Canada using U.S. GAAP, as permitted by the Canadian Securities Administrators' National Instrument 52-107, "Acceptable Accounting Principles, Auditing Standards and Reporting Currency", "Continuous Disclosure Obligations", given that MID is a Foreign Private Issuer in the United States.

  In carrying out this evaluation, management considered many factors, including, but not limited to, (i) the changes in accounting policies that would be required and the resulting impact on the Company's reported results and key performance indicators, (ii) the reporting standards expected to be used by many of the Company's industry comparables, (iii) the financial reporting needs of the Company's market participants, including shareholders, lenders, rating agencies and market analysts, and (iv) the current reporting standards in use by, and local reporting needs of, MID's material foreign subsidiaries.

  As a result of this analysis, management recommended and the Board determined that MID should adopt U.S. GAAP as its primary basis of financial reporting commencing January 1, 2009 on a retrospective basis. All comparative financial information contained in the unaudited interim consolidated financial statements has been revised to reflect the Company's results as if they had been historically reported in accordance with U.S. GAAP (see note 21 for a reconciliation to Canadian GAAP).

  For details of the cumulative impact of adopting U.S. GAAP on the Company's consolidated financial position at January 1, 2008, refer to note 25 to the Company's annual consolidated financial statements for the year ended December 31, 2008. For details of the cumulative impact of adopting U.S. GAAP on the Company's consolidated financial position at March 31, 2009 and December 31, 2008 and on the Company's consolidated statements of income (loss) for the three-month periods ended March 31, 2009 and 2008, refer to note 21 to these unaudited interim consolidated financial statements.

  Business Combinations

  In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141(R), "Applying the Acquisition Method" ("SFAS 141(R)"), which modifies the accounting for business combinations occurring in fiscal years commencing after December 15, 2008. The most significant changes under SFAS 141(R) are as follows:

  •
  Upon initially obtaining control, an acquirer will recognize 100% of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100% of its target.

  •
  Contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration.

  •
  Transaction costs are not an element of fair value of the target, so they are not considered part of the fair value of an acquirer's interest. Instead, transaction costs will be expensed as incurred.

MI Developments Inc.      2009    37

  •
  Pre-acquisition contingencies, such as environmental or legal issues, meeting a "more likely than not" threshold will have to be accounted for in purchase accounting at fair value.

  •
  In order to accrue for a restructuring plan in purchase accounting, the requirements in FASB Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", would have to be met at the acquisition date.

  •
  Acquired research and development value will be capitalized as an indefinite-lived intangible asset, subjected to impairment accounting throughout the associated development stage and then subject to amortization and impairment accounting after development is completed. Costs incurred to continue these research and development efforts after acquisition will be expensed.

  The adoption by the Company of SFAS 141(R) effective January 1, 2009 did not have any impact on the Company's unaudited interim consolidated financial statements.

  Noncontrolling Interests

  In December 2007, FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests" ("SFAS 160"), which is effective for fiscal years commencing after December 15, 2008 and clarifies the classification of noncontrolling interests (previously referred to as "minority interests") in consolidated balance sheets and the accounting for and reporting of transactions between the reporting entity and holders of such noncontrolling interests. The most significant changes under the new rules are as follows:

  •
  Noncontrolling interests are to be reported as an element of consolidated equity.

  •
  Net income and comprehensive income will encompass the total of such amounts of all consolidated subsidiaries and there will be separate disclosure on the face of the consolidated statements of income (loss) and statements of comprehensive income (loss) of the attribution of such amounts between the controlling and noncontrolling interests.

  •
  Increases and decreases in the noncontrolling ownership interest amount will be accounted for as equity transactions rather than those differences being accounted for using step acquisition and sale accounting, respectively. If an issuance of noncontrolling interests causes the controlling interest to lose control and deconsolidate a subsidiary, that transaction will be accounted for using full gain or loss recognition.

  In accordance with the transition rules of SFAS 160, the Company has adopted SFAS 160 effective January 1, 2009 on a prospective basis, except that the presentation and disclosure requirements are to be applied retrospectively for all periods presented. As a result of the adoption, the Company has reported its noncontrolling interest in MEC as a component of equity in the consolidated balance sheets and the net income (loss) attributable to the noncontrolling interest in MEC has been separately identified in the statements of income (loss).

  Derivative Instruments and Hedging Activities

  In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 does not require comparative disclosures for earlier periods at initial adoption.

  The Company has adopted SFAS 161 effective January 1, 2009 on a prospective basis. Disclosures regarding the Company's use of, and accounting for, derivative financial instruments were previously made in notes 1, and 21 to the annual consolidated financial statements for the year ended December 31, 2008 and do not differ materially at March 31, 2009, except for the disclosures required by SFAS 161 in

38    MI Developments Inc.      2009

  note 18 to these unaudited interim consolidated financial statements. Other than these incremental disclosures, the adoption of SFAS 161 did not have any impact on the Company's unaudited interim consolidated financial statements.

  Useful Life of Intangible Assets

  In April 2008, the FASB issued Staff Position FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"), which amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). FSP FAS 142-3 requires an entity to consider its own assumptions about renewal or extension of the term of the arrangement, consistent with its expected use of the asset, in an attempt to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the asset's fair value under Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"). In current practice, the useful life is often shorter under SFAS 142 than under SFAS 141, as SFAS 142 previously specified that renewals should be considered only if they can be achieved without incurring substantial cost or materiality modifying the arrangement. FSP FAS 142-3 also requires several incremental disclosures for renewable intangible assets.

  FSP FAS 142-3 is effective for financial statements for fiscal years beginning after December 15, 2008. The guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. Accordingly, adoption of FSP FAS 142-3 did not have any impact on the Company's unaudited interim consolidated financial statements.

2.     MEC ASSET SALES

  MEC's Chapter 11 filing (note 1(a)) contemplates MEC selling all or substantially all of its assets through an auction process. On the Petition Date, MID entered into an agreement with MEC, subject to Court approval, to purchase MEC's relevant interests associated with the following assets (the "Stalking Horse Bid"): Golden Gate Fields; Gulfstream Park, including MEC's joint venture interest in The Village at Gulfstream Park™; Palm Meadows Training Center and related excess lands; Lone Star Park; AmTote International, Inc.; XpressBet®; and a holdback note associated with MEC's sale of The Meadows in 2006. MID's aggregate offer price for these assets was approximately $195.0 million, with $136.0 million to be satisfied through a credit bid of the MID Lender's existing loans to MEC (note 19(a)), $44.0 million in cash and $15.0 million through the assumption of a capital lease. However, on April 20, 2009, MID and MEC terminated the Stalking Horse Bid.

  Following a hearing on May 4, 2009, the Court approved, subject to entry of a final order, an order confirming the bid procedures for MEC's interests associated with the following assets (the "Bid Procedures Assets"): Santa Anita Park (including MEC's joint venture interest in the Shops at Santa Anita); Remington Park; Lone Star Park; Thistledown; Portland Meadows; StreuFex™; vacant lands located in Ocala, Florida; and vacant lands located in Dixon, California. MID has stated that it does not intend to submit a bid for any of the Bid Procedures Assets; provided, however, that MID intends to preserve the value of its secured loans to MEC and will take all available steps to prevent fire sales of the Bid Procedures Assets.

  MEC has advised the Court that it is continuing to explore all alternatives with respect to its remaining assets, and although the Stalking Horse Bid has been terminated, MID will continue to evaluate whether to bid on MEC assets during the course of MEC's Chapter 11 sales process.

  Post-Chapter 11 Operations; Forbearance Agreement

  In conjunction with MEC's Chapter 11 filing, MID announced the following on March 5, 2009:

  (i)
  If MID acquires any non-racing real estate assets from MEC in the Chapter 11 auction process, MID would retain and develop these assets. Any horseracing or gaming assets acquired by MID would be segregated from MID's real estate business and held in one or more new wholly-owned subsidiaries of MID ("RaceCo"). Any racing real estate assets acquired by MID would be leased to RaceCo under commercial terms on a triple-net basis.

MI Developments Inc.      2009    39

  (ii)
  On closing of any asset purchases, MID would execute a forbearance agreement providing that, without the prior approval of a majority of the votes of minority holders of MID Class A Shares, MID would not (a) make any further debt or equity investment in, or otherwise give financial assistance to, RaceCo or (b) enter into any transactions with, or provide any services or personnel to, RaceCo, except for (i) the triple-net leases referred to above and (ii) limited administrative and office services. MID would also agree not to enter into any transactions in the horseracing or gaming business except through RaceCo.

  (iii)
  By December 31, 2011, MID would either (a) if RaceCo were pro forma profitable and self-sustaining, sell it or spin it off to its shareholders, or (b) otherwise, cease racing and gaming operations at RaceCo and either sell or develop all of RaceCo's remaining assets.

3.     TERMINATION OF NOVEMBER 2008 REORGANIZATION PROPOSAL

On November 26, 2008, MID announced that its special committee of independent directors had recommended, and MID's Board of Directors (the "Board") had approved, holding a vote of MID shareholders on a reorganization proposal developed by MID management (the "November 2008 Reorganization Proposal"). The principal components of the November 2008 Reorganization Proposal are set out in MID's press release dated November 26, 2008, which can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

As a result of, among other things, current global economic conditions, the continued disruptions in the financial markets and ongoing uncertainty in the automotive industry, MID determined that it was unlikely that it would be able to arrange the new debt financing associated with the November 2008 Reorganization Proposal, nor would it be prudent to raise the new debt until such time as the ongoing uncertainty in the automotive industry has been resolved. As a result, on February 18, 2009, MID announced that it was not proceeding with the November 2008 Reorganization Proposal.

During the three months ended March 31, 2009, MID incurred $7.0 million of advisory and other costs in connection with the November 2008 Reorganization Proposal and MID's involvement in MEC's Chapter 11 process (including the Stalking Horse Bid (note 2) and the DIP Loan (note 19(a)), which costs are included in the Real Estate Business' "general and administrative" expenses on the Company's unaudited interim consolidated statement of income (loss).

4.     DISCONTINUED OPERATIONS

On September 12, 2007, MEC's Board of Directors approved a debt elimination plan (the "MEC Debt Elimination Plan") to generate funds from, among other things, the sale of Great Lakes Downs in Michigan, Thistledown in Ohio, Remington Park in Oklahoma City and MEC's interest in Portland Meadows in Oregon. In September 2007, MEC engaged a U.S. investment bank to assist in soliciting potential purchasers and managing the sale process for certain of these assets. In October 2007, the U.S. investment bank began marketing Thistledown and Remington Park for sale and initiated an active program to locate potential buyers. However, MEC subsequently took over the sales process from the U.S. investment bank and was in discussions with potential buyers of these assets prior to the Petition Date.

In November 2007, MEC initiated a program to locate a buyer for Portland Meadows and was marketing for sale its interest in this property prior to the Petition Date.

In March 2008, MEC committed to a plan to sell Magna Racino™. MEC had initiated a program to locate potential buyers and, prior to the Petition Date, was marketing the assets for sale through a real estate agent.

On July 16, 2008, MEC completed the sale of Great Lakes Downs in Michigan for cash consideration of $5.0 million.

40    MI Developments Inc.      2009

MEC's results of operations, assets and liabilities related to discontinued operations are shown in the following tables:

Three Months Ended March 31,	2009(1)	2008
Revenues	$21,226	$29,755
Costs and expenses	19,937	29,269

	1,289	486
Depreciation and amortization	—	605
Interest expense, net	505	1,080
Write-down of long-lived assets (note 6)	—	32,294

MEC's income (loss) from discontinued operations	784	(33,493)

Eliminations (note 19(a))	443	763

Consolidated income (loss) from MEC's discontinued operations	1,227	(32,730)
Add (deduct) loss (income) attributable to noncontrolling interest	(363)	15,450

Consolidated income (loss) from MEC's discontinued operations attributable to MID	$864	$(17,280)

(1)
The three-month period ended March 31, 2009 includes the results of MEC's discontinued operations up to the Petition Date (note 1(a)).

As at	March 31, 2009(2)	December 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	$—	$10,110
Restricted cash	—	7,043
Accounts receivable	—	5,306
Prepaid expenses and other	—	2,048
Real estate properties, net	—	39,052
Fixed assets, net	—	12,989
Other assets	—	105
Future tax assets	—	17,880

Assets held for sale from MEC's discontinued operations	—	94,533

Eliminations (note 19(a))	—	(72)

Consolidated assets held for sale from MEC's discontinued operations	$—	$94,461

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$—	$23,318
Income taxes payable	—	597
Long-term debt due within one year	—	8,367
Loan payable to MID due within one year	—	403
Deferred revenue	—	746
Loan payable to MID, net	—	23,614
Other long-term liabilities	—	1,035
Future tax liabilities	—	17,880

MEC's liabilities related to discontinued operations	—	75,960

Eliminations (note 19(a))	—	(24,017)

Consolidated liabilities related to discontinued operations	$—	$51,943

(2)
MEC's net assets were deconsolidated from the Company's consolidated balance sheet as of the Petition Date (note 1(a)).

MI Developments Inc.      2009    41

5.     ASSETS HELD FOR SALE

(a)
On August 9, 2007, MEC announced its intention to sell real estate properties located in Dixon, California and Ocala, Florida. Prior to the Petition Date, MEC was marketing these properties for sale and had listed them with real estate brokers.

(b)
In March 2008, MEC committed to a plan to sell excess real estate in Oberwaltersdorf, Austria. On March 5, 2009, MEC announced that one of its subsidiaries in Austria had entered into an agreement to sell to a subsidiary of Magna approximately 100 acres of real estate, including the excess real estate in Oberwaltersdorf, Austria, for a purchase price of approximately 4.6 million euros ($6.0 million). The transaction was completed on April 28, 2009.

MEC's assets classified as held for sale and corresponding liabilities are shown in the table below.

As at	March 31, 2009(1)	December 31, 2008
ASSETS
Current assets:
Real estate properties, net
Dixon, California (note 6)	$—	$9,077
Ocala, Florida	—	8,407
Oberwaltersdorf, Austria	—	4,248

	$—	$21,732

LIABILITIES
Current liabilities:
Future tax liabilities	$—	$876

(1)
MEC's net assets were deconsolidated from the Company's consolidated balance sheet as of the Petition Date (note 1(a)).

6.     WRITE-DOWN OF MEC'S LONG-LIVED ASSETS

When long-lived assets are identified as held for sale, the carrying value is reduced, if necessary, to the estimated net realizable value. Net realizable value is evaluated at each interim reporting period based on discounted net future cash flows of the assets and, if appropriate, appraisals and/or estimated net sales proceeds from pending offers.

Write-downs relating to MEC's long-lived assets have been recognized as follows:

Three Months Ended March 31,	2009	2008
Assets Held For Sale (note 5)
Dixon, California(i)	$—	$5,000

Discontinued Operations (note 4)
Magna Racino™(ii)	—	29,195
Portland Meadows(iii)	—	3,099

	—	32,294

	$—	$37,294

(i)
As a result of significant weakness in the Northern California real estate market and the U.S. financial market, MEC recorded an impairment charge of $5.0 million related to the Dixon, California real estate property in the three months ended March 31, 2008, which represented the excess of the carrying value of the asset over the estimated net realizable value at such time.

42    MI Developments Inc.      2009

(ii)
As a result of the classification of Magna Racino™ as discontinued operations in the three months ended March 31, 2008, MEC recorded an impairment charge, included in discontinued operations, of $29.2 million, which represented the excess of the carrying value of the assets over the estimated net realizable value at such time.

(iii)
In June 2003, the Oregon Racing Commission (the "ORC") adopted regulations that permitted wagering through instant racing terminals as a form of pari-mutuel wagering at Portland Meadows (the "Instant Racing Rules"). In September 2006, the ORC granted a request by Portland Meadows to offer instant racing under its 2006-2007 race meet licence. In June 2007, the ORC, acting under the advice of the Oregon Attorney General, temporarily suspended and began proceedings to repeal the Instant Racing Rules. In September 2007, the ORC denied a request by Portland Meadows to offer instant racing under its 2007-2008 race meet licence. In response to this denial, MEC requested the holding of a contested case hearing, which took place in January 2008. On February 27, 2008, the Office of Administrative Hearings released a proposed order in MEC's favour, approving instant racing as a legal form of wager at Portland Meadows. However, on April 25, 2008, the ORC issued an order rejecting that recommendation. Based primarily on the ORC's order to reject the Office of Administrative Hearings' recommendation, MEC recorded an impairment charge of $3.1 million, included in discontinued operations, in the three months ended March 31, 2008 related to the instant racing terminals and build-out of the instant racing facility.

7.     EARNINGS (LOSS) PER SHARE

The computation of diluted earnings (loss) per share for the three-month periods ended March 31, 2009 and 2008 excludes the effect of the potential exercise of 494,544 and 516,544 options, respectively, to acquire Class A Subordinate Voting Shares of the Company because the effect would be anti-dilutive.

MI Developments Inc.      2009    43

8.     REAL ESTATE PROPERTIES

As at	March 31, 2009	(restated — note 1(e)) December 31, 2008
Real Estate Business
Revenue-producing properties
Land	$200,696	$207,454
Buildings, parking lots and roadways — cost	1,300,851	1,334,858
Buildings, parking lots and roadways — accumulated depreciation	(355,035)	(355,360)

	1,146,512	1,186,952

Development properties
Land and improvements(i)	157,009	209,218
Properties under development	906	1,163

	157,915	210,381

Properties held for sale	486	486

	1,304,913	1,397,819

MEC(1)
Revenue-producing racetrack properties
Land and improvements	—	171,467
Buildings — cost	—	517,012
Assets under capital lease — cost	—	45,648
Buildings — accumulated depreciation	—	(124,748)
Assets under capital lease — accumulated depreciation	—	(13,196)
Construction in progress	—	7,271

	—	603,454

Under-utilized racetrack real estate	—	76,130

Revenue-producing non-racetrack properties
Land and improvements	—	153
Buildings — cost	—	1,972
Buildings — accumulated depreciation	—	(8)

	—	2,117

	—	681,701

Eliminations (note 19(a))(i)	—	(55,337)

Consolidated	$1,304,913	$2,024,183

(1)
MEC's net assets were deconsolidated from the Company's consolidated balance sheet as of the Petition Date (note 1(a)).

(i)
During the year ended December 31, 2007, the Real Estate Business acquired certain lands included in "development properties" from MEC. Prior to the Petition Date (note (1(a)), the Real Estate Business had recorded the cost of these lands at the exchange amount of the consideration paid (including transaction costs) and the excess of such exchange amount over MEC's carrying values of such properties was eliminated in determining the consolidated carrying values of such properties. Subsequent to the Petition Date, such excess amount of $50.5 million has been netted against the Real Estate Business' carrying values of such properties. The remaining portion of the amount eliminated at December 31, 2008 related to interest incurred by MEC on project financing facilities with the MID Lender (note 19(a)) that had been capitalized to MEC's real estate properties.

44    MI Developments Inc.      2009

9.     OTHER ASSETS

Other assets consist of:

As at	March 31, 2009	(restated — note 1(e)) December 31, 2008
Real Estate Business
Deferred lease acquisition costs	$1,137	$540
Long-term receivables	514	558
Other	8	12

	1,659	1,110

MEC(1)
Equity investments	—	28,717
Deposits	—	2,500
Deferred development costs	—	1,970
Goodwill	—	487
Other	—	416

	—	34,090

Consolidated	$1,659	$35,200

(1)
MEC's net assets were deconsolidated from the Company's consolidated balance sheet as of the Petition Date (note 1(a)).

10.  BANK INDEBTEDNESS

The Real Estate Business has an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of U.S. or Canadian dollar loans or letters of credit (the "MID Credit Facility"). In January 2009, the maturity date of the MID Credit Facility was extended from January 21, 2009 to December 18, 2009, unless further extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business' ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. The Real Estate Business is subject to the lowest applicable margin available, with drawn amounts incurring interest at LIBOR or bankers' acceptance rates, in each case plus 2.75%, or the U.S. base or Canadian prime rate, in each case plus 1.75%. At March 31, 2009 and December 31, 2008, the Real Estate Business had no borrowings under the MID Credit Facility, but had issued letters of credit totalling $0.2 million.

MI Developments Inc.      2009    45

11.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at	March 31, 2009	(restated — note 1(e)) December 31, 2008
Real Estate Business
Accounts payable	$2,112	$3,094
Accrued salaries and wages	935	902
Accrued interest payable	3,562	356
Other accrued liabilities	10,932	8,059

	17,541	12,411

MEC(1)
Accounts payable	—	53,180
Accrued salaries and wages	—	8,576
Customer deposits	—	2,617
Joint venture funding obligation	—	9,092
Other accrued liabilities	—	35,595

	—	109,060

Consolidated	$17,541	$121,471

(1)
MEC's net assets were deconsolidated from the Company's consolidated balance sheet as of the Petition Date (note 1(a)).

12.  OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

As at	March 31, 2009	(restated — note 1(e)) December 31, 2008
MEC(1)
Finance obligation	$—	$9,039
Deferred revenue	—	2,772
Postretirement and pension liabilities	—	3,302
Fair value of interest rate swaps (note 18)	—	3,162
Other	—	698

	$—	$18,973

(1)
MEC's net assets were deconsolidated from the Company's consolidated balance sheet as of the Petition Date (note 1(a)).

46    MI Developments Inc.      2009

13.  CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

Three Months Ended March 31,	2009	(restated — note 1(e)) 2008
Contributed surplus, beginning of period	$57,062	$46,608
Stock-based compensation	27	131

Contributed surplus, end of period	$57,089	$46,739

14.  ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in the Company's accumulated other comprehensive income are shown in the following table:

Three Months Ended March 31,	2009	(restated — note 1(e)) 2008
Accumulated other comprehensive income, beginning of period	$161,827	$251,267
Change in fair value of interest rate swaps, net of taxes and noncontrolling interest	92	(332)
Foreign currency translation adjustment, net of noncontrolling interest(i)	(30,446)	35,206
Reclassification to income upon deconsolidation of MEC (note 1(a))	(19,850)	—

Accumulated other comprehensive income, end of period(ii)	$111,623	$286,141

(i)
The Company incurs unrealized foreign currency translation gains and losses related to its self-sustaining operations having functional currencies other than the U.S. dollar. During the three months ended March 31, 2009, the Company reported currency translation losses due to a strengthening of the U.S. dollar against the currencies (primarily the Canadian dollar and the euro) in which the Company operates. During the three months ended March 31, 2008, the Company reported net currency translation gains due primarily to gains from the appreciation of the euro against the U.S. dollar, partially offset by losses due to the weakening of the Canadian dollar against the U.S. dollar.

(ii)
Accumulated other comprehensive income consists of:

As at	March 31, 2009	(restated — note 1(e)) December 31, 2008
Foreign currency translation adjustment, net of noncontrolling interest	$111,623	$163,567
Fair value of interest rate swaps, net of taxes and noncontrolling interest	—	(1,012)
Unrecognized pension actuarial losses, net of noncontrolling interest	—	(728)

	$111,623	$161,827

MI Developments Inc.      2009    47

15.  NONCONTROLLING INTEREST

Changes in the noncontrolling interest of MEC are shown in the following table:

Three Months Ended March 31,	2009	(restated — notes 1(e)) 2008
Noncontrolling interest, beginning of period	$24,182	$142,037
MEC's stock-based compensation	23	44
Disgorgement payment received from noncontrolling interest(i)	420	—
Comprehensive income (loss):
Net loss attributable to the noncontrolling interest	(6,308)	(21,438)
Other comprehensive income (loss) attributable to the noncontrolling interest
Change in fair value of interest rate swaps, net of taxes	79	(284)
Foreign currency translation adjustment	(74)	1,148
Reclassification to income upon deconsolidation of MEC (note 1(a))	(18,322)	—

Noncontrolling interest, end of period	$—	$121,507

(i)
In January 2009, MEC received notice from an institutional shareholder holding more than 10% of MEC's outstanding shares that such institution had completed various transactions involving MEC Class A Stock which were determined to be in violation of Section 16 of the Securities Exchange Act of 1934 (the "Act"). In efforts to regain compliance with Section 16 of the Act, the institution was required to file reports with the Securities and Exchange Commission of the institution's holdings in, and transactions involving, MEC Class A Stock and determined that, based on transactions completed in 2003 and 2004, a disgorgement payment of $0.4 million, representing "short-swing profits" realized by the institution, was required to be made to MEC. The Company accounted for the cash receipt as an increase to the noncontrolling interest in MEC.

16.  STOCK-BASED COMPENSATION

On August 29, 2003, the Board approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. Amendments to the MID Plan were approved by the Company's shareholders at the May 11, 2007 Annual and Special Meeting, and became effective on June 6, 2007. At March 31, 2009, a maximum of 2.61 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

MID has granted stock options to certain directors and officers to purchase MID Class A Subordinate Voting Shares. Such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

A reconciliation of the changes in stock options outstanding is presented below:

	2009		2008
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Stock options outstanding, January 1	494,544	34.83	516,544	35.09
Cancelled or forfeited	(8,000)	39.12	—	—

Stock options outstanding, March 31	486,544	34.76	516,544	35.09

Stock options exercisable, March 31	401,544	34.40	326,544	34.66

48    MI Developments Inc.      2009

The Company estimates the fair value of stock options granted at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide the only measure of the fair value of the Company's stock options.

Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company. The amounts deferred are reflected by notional deferred share units ("DSUs") whose value reflects the market price of the Company's Class A Subordinate Voting Shares at the time that the particular payment(s) to the director is determined. The value of a DSU will appreciate or depreciate with changes in the market price of the Class A Subordinate Voting Shares. The DSP also takes into account any dividends paid on the Class A Subordinate Voting Shares. Effective January 1, 2005, all directors were required to receive at least 50% of their Board and Committee compensation fees (excluding Special Committee fees, effective January 1, 2006) in DSUs. On January 1, 2008, the DSP was amended such that this 50% minimum requirement is only applicable to Board retainer fees. Under the DSP, when a director leaves the Board, the director receives a cash payment at an elected date equal to the value of the accrued DSUs at such date. There is no option under the DSP for directors to receive Class A Subordinate Voting Shares in exchange for DSUs.

A reconciliation of the changes in DSUs outstanding is presented below:

	2009	2008
DSUs outstanding, January 1	80,948	41,452
Granted	32,815	6,012
Redeemed	(11,245)	—

DSUs outstanding, March 31	102,518	47,464

During the three months ended March 31, 2009, 11,245 DSUs were redeemed by two directors who left the Board in 2008, for aggregate cash proceeds of $83 thousand.

During the three months ended March 31, 2009, the Real Estate Business recognized stock-based compensation expense of $122 thousand (2008 — $164 thousand), which includes $95 thousand (2008 — $33 thousand) pertaining to DSUs.

MI Developments Inc.      2009    49

17.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows:

Three Months Ended March 31,	2009	(restated — note 1(e)) 2008
Real Estate Business
Straight-line rent adjustment	$137	$57
Interest and other income from MEC	(6,382)	(1,086)
Stock-based compensation expense	122	164
Depreciation and amortization	9,766	11,047
Future income taxes	(1,145)	1,827
Deconsolidation adjustment to the carrying values of amounts due from MEC	504	—
Other	71	88

	3,073	12,097

MEC(1)
Stock-based compensation expense	23	44
Depreciation and amortization	7,014	11,056
Amortization of debt issuance costs	3,346	2,512
Write-down of MEC's long-lived assets	—	5,000
Deconsolidation adjustment to the carrying value of the investment in MEC	46,173	—
Other gains	—	(2,013)
Future income taxes	—	1,521
Equity loss (income)	(65)	836
Other	20	189

	56,511	19,145

Eliminations (note 19(a))	(339)	(1,197)

Consolidated	$59,245	$30,045

(1)
The three-month period ended March 31, 2009 includes the results of MEC up to March 5, 2009 (note 1(a)).

50    MI Developments Inc.      2009

(b)
Changes in non-cash balances:

Three Months Ended March 31,	2009	(restated — note 1(e)) 2008
Real Estate Business
Accounts receivable	$(671)	$(1,823)
Loans receivable from MEC, net	(748)	(59)
Prepaid expenses and other	(681)	527
Accounts payable and accrued liabilities	6,142	3,837
Income taxes	1,342	2,912
Deferred revenue	(2,532)	(722)

	2,852	4,672

MEC(1)
Restricted cash	189	2,607
Accounts receivable	(18,624)	(20,920)
Prepaid expenses and other	(2,076)	(4,088)
Accounts payable and accrued liabilities	11,289	10,859
Income taxes	48	1,453
Loans payable to MID, net	653	59
Deferred revenue	217	2,344

	(8,304)	(7,686)

Eliminations (note 19(a))	(43)	211

Consolidated	$(5,495)	$(2,803)

(1)
The three-month period ended March 31, 2009 includes the results of MEC up to March 5, 2009 (note 1(a)).

18.  DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

The Company periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions. At March 31, 2009, the Company held foreign exchange forward contracts to purchase 15.0 million euros (December 31, 2008 — 4.2 million euros) and sell $19.6 million (December 31, 2008 — $5.6 million). These contracts were entered into by a wholly-owned subsidiary of the Real Estate Business with a U.S. dollar functional currency to mitigate its foreign exchange exposure under a euro denominated short-term loan payable to another wholly-owned subsidiary of the Real Estate Business having the euro as its functional currency.

At March 31, 2009, the Company also held a foreign exchange forward contract to purchase $6.7 million and sell Cdn.$8.3 million. This contract was entered into by the Company, having a Canadian dollar functional currency, to mitigate its foreign exchange exposure on its dividends declared on March 26, 2009 and payable on April 15, 2009.

The following tables summarize the impact of these derivative financial instruments on the Company's unaudited interim consolidated financial statements as at March 31, 2009 and for the three months then ended:

As at	March 31, 2009
Derivatives not designated as hedging instruments
Foreign exchange forward contracts (included in "prepaid expenses and other")	$386

MI Developments Inc.      2009    51

Three Months Ended March 31, 2009	Location of Gain Recognized in Income on Derivatives	Amount of Gain Recognized in Income on Derivative
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Foreign Exchange Losses	$104

The following table represents information related to the Company's financial instruments measured at fair value on a recurring basis and the level within the fair value hierarchy, as prescribed by FASB Statement of Financial Accounting Standards No. 157, "Fair Value Measurements", in which the fair value measurements fall:

As at March 31, 2009	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets carried at fair value
Cash and cash equivalents	$106,707	$—	$—
Restricted cash	458	—	—
Foreign exchange forward contracts	—	386	—

19.  TRANSACTIONS WITH RELATED PARTIES

Mr. Frank Stronach, who serves as the Chairman of the Company, Magna and MEC, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. Magna is controlled by M Unicar Inc. ("M Unicar"), a Canadian holding company whose shareholders consist of the Stronach Trust and certain members of Magna's management. M Unicar indirectly owns Magna Class A Subordinate Voting Shares and Class B Shares representing in aggregate approximately 65% of the total voting power attaching to all Magna's shares. The Stronach Trust indirectly owns the shares carrying the substantial majority of the votes of M Unicar. As the Company and Magna may be considered to be under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)  Loans to MEC

  (i)
  2007 MEC Bridge Loan

    On September 13, 2007, MID announced that the MID Lender had agreed to provide MEC with a bridge loan of up to $80.0 million (subsequently increased to $125.0 million as discussed below) through a non-revolving facility (the "2007 MEC Bridge Loan").

    The 2007 MEC Bridge Loan is secured by certain assets of MEC, including first ranking security over the Dixon, Ocala and Thistledown lands, second ranking security over Golden Gate Fields and third ranking security over Santa Anita Park. In addition, the 2007 MEC Bridge Loan is guaranteed by certain MEC subsidiaries and MEC has pledged the shares and all other interests MEC has in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third-party lender).

    The 2007 MEC Bridge Loan initially had a maturity date of May 31, 2008 and bore interest at a rate per annum equal to LIBOR plus 10.0% prior to December 31, 2007, at which time the interest rate on outstanding and subsequent advances was increased to LIBOR plus 11.0%. On February 29, 2008, the interest rate on outstanding and subsequent advances under the 2007 MEC Bridge Loan was increased by a further 1.0% (set at 12.5% at March 31, 2009 and December 31, 2008).

52    MI Developments Inc.      2009

    During the year ended December 31, 2008, the maximum commitment under the 2007 MEC Bridge Loan was increased from $80.0 million to $125.0 million, MEC was given the ability to re-borrow $26.0 million that had been repaid during the year ended December 31, 2008 from proceeds of asset sales and MEC was permitted to use up to $3.0 million to fund costs associated with the November 2008 gaming referendum in Maryland. In addition, the maturity date of the 2007 MEC Bridge Loan was extended from May 31, 2008 to March 31, 2009. However, as a result of the November 2008 Reorganization Proposal not proceeding (note 3), such maturity date was accelerated to March 20, 2009. As a result of MEC's Chapter 11 filing on March 5, 2009 (note 1(a)), the 2007 MEC Bridge Loan was not repaid when due. Interest on the 2007 MEC Bridge Loan accrues during MEC's Chapter 11 process rather than being paid currently in cash.

    The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing in 2007 and received an additional arrangement fee of $0.8 million on February 29, 2008 (1% of the then current commitment). In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $7.0 million. The MID Lender also received a commitment fee equal to 1% per annum of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the 2007 MEC Bridge Loan and the changes thereto were paid by MEC.

    At March 31, 2009, $126.6 million (December 31, 2008 — $123.5 million, net of $1.8 million of unamortized deferred arrangement fees) due under the fully drawn 2007 MEC Bridge Loan was included in the Real Estate Business' current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheet. MEC's current portion of "loans payable to MID, net" on the Company's consolidated balance sheet at December 31, 2008 includes an aggregate amount of borrowings and interest payable of $123.4 million, net of $2.0 million of unamortized deferred financing costs.

  (ii)
  MEC Project Financings

    The MID Lender has made available separate project financing facilities to Gulfstream Park Racing Association, Inc. ("GPRA") and Remington Park, Inc., the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest in each case as discussed below (together, the "MEC Project Financing Facilities"). The MEC Project Financing Facilities were established with a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

    The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows Training Center. The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park. The Gulfstream Park project financing is guaranteed by MEC's subsidiaries that own and operate the Palm Meadows Training Center and Remington Park and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, the Palm Meadows Training Center and Remington Park and over all other assets of Gulfstream Park, the Palm Meadows Training Center and Remington Park, excluding licences and permits (which cannot be subject to security under applicable legislation).

MI Developments Inc.      2009    53

    In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively. Both tranches were established to fund MEC's design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of slot machines. The new tranches of the Gulfstream Park project financing facility both were established with a maturity date of December 31, 2011. Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date. The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility.

    Amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually and require repayment in monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities. Since the completion date for Remington Park, there has also been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park's total excess cash flow, after permitted capital expenditures and debt service, which is used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility. For the three months ended March 31, 2009, $2.0 million (2008 — $0.2 million) of such payments were made. During the three months ended March 31, 2008, Remington Park agreed to purchase 80 Class III slot machines from GPRA with funding from the Remington Park project financing facility. Accordingly, $1.0 million was advanced under the existing Remington Park project financing facility during the three months ended March 31, 2008.

    In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan (note 4), including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan; and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008.

    During the year ended December 31, 2008, the deadline for repayment of at least $100.0 million under the Gulfstream Park project financing facility was extended from May 31, 2008 to March 31, 2009. However, as a result of the November 2008 Reorganization Proposal not proceeding (note 3), such maturity date was accelerated to March 20, 2009. In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $3.0 million. As a result of MEC's Chapter 11 filing on March 5, 2009 (note 1(a)), the repayment of at least $100.0 million under the Gulfstream Park project financing facility was not made when due.

    During MEC's Chapter 11 process, monthly principal and interest payments under the MEC Project Financing Facilities are stayed and interest accrues rather than being paid currently in cash.

    At March 31, 2009, there were balances of $170.3 million and $22.7 million (net of $1.8 million and $0.2 million, respectively, of carrying value adjustments upon the deconsolidation of MEC — note 1(a)) due under the Gulfstream Park project financing facility and the Remington Park project financing facility, respectively. At December 31, 2008, there were balances of $169.5 million (net of $1.5 million of unamortized deferred arrangement fees) and $25.0 million due under the Gulfstream Park project financing facility and the Remington Park project financing facility, respectively. The current portion of the MEC Project Financing Facilities included in the Real Estate Business' "loans receivable from MEC, net" at December 31, 2008 was $100.7 million (net of $1.5 million of unamortized deferred arrangement fees), including the required $100.0 million repayment discussed above. The current portion of the MEC Project Financing Facilities, as reflected in MEC's "loans

54    MI Developments Inc.      2009

    payable to MID, net" on the Company's consolidated balance sheet at December 31, 2008, is $100.7 million (including $0.4 million in MEC's "discontinued operations" (note 4)), net of unamortized deferred financing costs of $1.5 million. The non-current portion of the MEC Project Financing Facilities, as reflected in MEC's "loans payable to MID, net" on the Company's consolidated balance sheet at December 31, 2008, is $90.0 million, net of unamortized deferred financing costs of $3.8 million (including $23.6 million, net of $1.0 million of unamortized deferred financing costs, in MEC's "discontinued operations" (note 4)).

    In connection with the Gulfstream Park project financing facility, MEC has placed into escrow (the "Gulfstream Escrow") with the MID Lender proceeds from an asset sale which occurred in fiscal 2005 and certain additional amounts necessary to ensure that any remaining Gulfstream Park construction costs (including the settlement of liens on the property) can be funded, which escrowed amount has been and will be applied against any such construction costs. At March 31, 2009, the amount held under the Gulfstream Escrow was $0.5 million (December 31, 2008 — $0.9 million). All funds in the Gulfstream Escrow are reflected as the Real Estate Business' "restricted cash" and "due to MEC" on the Company's consolidated balance sheets.

  (iii)
  2008 MEC Loan

    On November 26, 2008, concurrent with the announcement of the November 2008 Reorganization Proposal (note 3), MID announced that the MID Lender had agreed to provide MEC with the 2008 MEC Loan of up to a maximum commitment, subject to certain conditions being met, of $125.0 million (plus costs and fees). The 2008 MEC Loan bears interest at the rate of LIBOR plus 12.0%, is guaranteed by certain subsidiaries of MEC and is secured by substantially all the assets of MEC (subject to prior encumbrances). The 2008 MEC Loan has been made available through two tranches of a non-revolving facility.

    •
    Tranche 1

      Tranche 1 in the amount of up to $50.0 million (plus costs and fees) was made available to MEC solely to fund (i) operations, (ii) payments of principal or interest and other costs under the 2008 MEC Loan and under other loans provided by the MID Lender to MEC, (iii) mandatory payments of interest in connection with other of MEC's existing debt, (iv) maintenance capital expenditures and (v) capital expenditures required pursuant to the terms of certain of MEC's joint venture arrangements with third parties.

      In connection with Tranche 1 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $1.0 million (2% of the commitment), such amount being capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan. The MID Lender was also entitled to a commitment fee equal to 1% per annum of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the 2008 MEC Loan are capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan.

      Tranche 1 had an initial maturity date of March 31, 2009 but as a result of the November 2008 Reorganization Proposal not proceeding (note 3), such maturity date was accelerated to March 20, 2009. As a result of MEC's Chapter 11 filing on March 5, 2009 (note 1(a)), Tranche 1 of the 2008 MEC Loan was not repaid when due.

    •
    Tranche 2

      Tranche 2 in the amount of up to $75.0 million (plus costs and fees) was to be used by MEC solely to fund (i) up to $45.0 million (plus costs and fees) in connection with the application by MEC's subsidiary Laurel Park for a Maryland slots licence and related matters and (ii) up to $30.0 million (plus costs and fees) in connection with the construction of the temporary slots facility at Laurel Park, following receipt of the Maryland slots licence. In addition to being secured by substantially all the assets of MEC, Tranche 2 of the 2008 MEC Loan was also to be guaranteed by the MJC group of companies and secured by all of such companies' assets.

MI Developments Inc.      2009    55

      In February 2009, MEC's subsidiary, Laurel Park, submitted an application for a Maryland video lottery terminal licence (the "MEC VLT Application") and drew $28.5 million under Tranche 2 of the 2008 MEC Loan in order to place the initial licence fee in escrow pending resolution of certain issues associated with the application. Subsequently, MEC was informed by the Maryland VLT Facility Location Commission that the MEC VLT Application was not accepted for consideration as it had been submitted without payment of the initial licence fee of $28.5 million. Accordingly, MEC repaid $28.5 million to the MID Lender under Tranche 2 of the 2008 MEC Loan.

      In connection with the February 2009 advance under Tranche 2 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $0.6 million, such amount being capitalized to the outstanding balance of Tranche 2 of the 2008 MEC Loan. The MID Lender is also entitled to a commitment fee equal to 1% per annum of the undrawn amount made available under Tranche 2 of the 2008 MEC Loan. All fees, expenses and closing costs incurred by the MID Lender in connection with Tranche 2 are capitalized to the outstanding balance of Tranche 2 under the 2008 MEC Loan.

      The initial maturity date of Tranche 2 was December 31, 2011 which, as a result of the MEC VLT Application not being accepted for consideration, was accelerated in accordance with the terms of the loan to May 13, 2009. As a result of MEC's Chapter 11 filing on March 5, 2009 (note 1(a)), there is an automatic stay of any action to collect, assert, or recover on the 2008 MEC Loan.

    Interest and fees on the 2008 MEC Loan accrue during MEC's Chapter 11 process rather than being paid currently in cash. At March 31, 2009, $53.0 million (December 31, 2008 — $22.9 million, net of $0.8 million of unamortized deferred arrangement fees) due under the 2008 MEC Loan was included in the Real Estate Business' current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheet. MEC's current portion of "loans payable to MID, net" on the Company's consolidated balance sheet at December 31, 2008 includes borrowings of $22.8 million, net of $0.9 million of unamortized deferred financing costs.

  (iv)
  DIP Loan

    In connection with the Debtors' Chapter 11 filing (note 1(a)), MID (through the MID Lender) originally agreed to provide a six-month secured DIP Loan to MEC in the amount of up to $62.5 million. The DIP Loan initial tranche of up to $13.4 million was made available to MEC on March 6, 2009 pursuant to approval of the Court and an interim order was subsequently entered by the Court on March 13, 2009.

    On April 3, 2009, MEC requested an adjournment until April 20, 2009 for the Court to consider the motion for a final order relating to the DIP Loan. The Court granted the request and authorized an additional $2.5 million being made available to MEC under the DIP Loan pending the April 20, 2009 hearing.

    On April 20, 2009, the DIP Loan was amended to, among other things, (i) extend the maturity from September 6, 2009 to November 6, 2009 in order to allow for a longer marketing period in connection with MEC's asset sales and (ii) reduce the principal amount available from $62.5 million to $38.4 million, with the reduction attributable to the fact that interest on the pre-petition loan facilities between MEC and the MID Lender will accrue during the Chapter 11 process rather than being paid currently in cash. The final terms of the DIP Loan were presented to the Court on April 20, 2009 and the Court entered a final order authorizing the DIP Loan on the amended terms on April 22, 2009.

    Under the terms of the DIP Loan, MEC is required to pay an arrangement fee of 3% under the DIP Loan (on each tranche as it is made available) and advances bear interest at a rate per annum equal to LIBOR plus 12.0%. MEC is also required to pay a commitment fee equal to 1% per annum on all undrawn amounts.

    The DIP Loan is secured by liens on substantially all assets of MEC and its subsidiaries (subject to prior ranking liens), as well as a pledge of capital stock of certain guarantors. Under the DIP Loan, MEC may request funds to be advanced on a monthly basis and such funds must be used in accordance with an approved budget. The terms of the DIP Loan contemplate that MEC will sell all or substantially all of its assets through an auction process and use the proceeds from the asset sales to repay its creditors, including the MID Lender.

56    MI Developments Inc.      2009

    At March 31, 2009, $13.1 million (net of $0.4 million of unamortized deferred arrangement fees) due under the DIP Loan was included in the current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheet. Subsequent to quarter-end, an additional $3.1 million has been drawn under the DIP Loan.

  To the Petition Date (note 1(a)), approximately $9.4 million of external third-party costs were incurred in association with these loan facilities between MEC and the MID Lender. Prior to the Petition Date, these costs are recognized as deferred financing costs at the MEC segment level and have been amortized into interest expense (of which a portion has been capitalized in the case of the MEC Project Financing Facilities) over the respective term of each of the loan facilities. Prior to the Petition Date, such costs were charged to "general and administrative" expenses at a consolidated level in the periods in which they were incurred.

  All interest and fees charged by the Real Estate Business prior to the Petition Date relating to the loan facilities, including any capitalization and subsequent amortization thereof by MEC, and any adjustments to MEC's related deferred financing costs, have been eliminated from the Company's consolidated results of operations and financial position.

(b)  Magna Lease Terminations

  During the three months ended March 31, 2008, the Real Estate Business and Magna completed a lease termination agreement on a property in the United Kingdom that the Real Estate Business is seeking to redevelop for residential purposes. The Real Estate Business paid Magna $2.0 million to terminate the lease and the termination payment has been included in "real estate properties, net" at March 31, 2009 and December 31, 2008 on the Company's consolidated balance sheets.

  During the three months ended March 31, 2008, the Real Estate Business and Magna also agreed to terminate the lease on a property in Canada. In conjunction with the lease termination, Magna agreed to pay the Company a fee of $3.9 million, which amount has been recognized by the Real Estate Business in "other gains, net" in the Company's unaudited interim statement of income (loss) for the three months ended March 31, 2008.

(c)  MEC's Real Estate Sales to Magna

  On March 5, 2009, MEC announced that one of its subsidiaries in Austria had entered into an agreement to sell to a subsidiary of Magna approximately 100 acres of real estate located in Austria (note 5(b)) for a purchase price of approximately 4.6 million euros ($6.0 million). The transaction was completed on April 28, 2009.

20.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
In addition to the letters of credit issued under the MID Credit Facility (note 10), the Company had $2.5 million of letters of credit issued with various financial institutions at March 31, 2009 to guarantee various development projects. These letters of credit are secured by cash deposits of the Company.

(c)
At March 31, 2009, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $1.9 million.

(d)
In November 2006, MEC sold its wholly-owned interest in The Meadows, a standardbred racetrack in Pennsylvania, to PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc., and a fund managed by Oaktree Capital Management, LLC. The parties also entered into a racing services agreement whereby MEC pays

MI Developments Inc.      2009    57

  $50 thousand per annum and continues to operate, for its own account, the racing operations at The Meadows until at least July 2011. $5.6 million of the gain from the sale of The Meadows was initially deferred and included in MEC's "other long-term liabilities" representing the estimated net present value of the future operating losses expected over the term of the racing services agreement. Such amount has been recognized as a reduction of "general and administrative" expenses in MEC's results of operations over the term of the racing services agreement. Effective January 1, 2008, The Meadows entered into an agreement with the Meadows Standardbred Owners Association, which expires on December 31, 2009, whereby the horsemen make contributions to subsidize backside maintenance and marketing expenses at The Meadows. As a result, the estimated operating losses expected over the remaining term of the racing services agreement were revised, resulting in $2.0 million of previously deferred gains being recognized in MEC's "other gains" in the three months ended March 31, 2008.

21.  CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(a)  Recently Adopted Canadian GAAP Accounting Standards

  (i)
  Goodwill and Intangible Assets

    In February 2008, the Canadian Institute of Chartered Accountants (the "CICA") issued Handbook Section 3064, "Goodwill and Intangible Assets", amended Handbook Section 1000, "Financial Statement Concepts", and Accounting Guideline 11, "Enterprises in the Development Stage", and withdrew Handbook Section 3062, "Goodwill and Other Intangible Assets", and Handbook Section 3450, "Research and Development Costs". Handbook Section 3064 clarifies that costs may only be deferred when they relate to an item that meets the definition of an asset. The concept of matching revenues and expenses remains appropriate only for allocating the cost of an asset that is consumed in generating revenue over multiple reporting periods. Handbook Section 3064 also provides extensive guidance on when expenditures qualify for recognition as intangible assets. These changes are effective for fiscal years beginning on or after October 1, 2008. The Company's adoption of these accounting standards for Canadian GAAP purposes on January 1, 2009 did not have any impact on the Company's unaudited interim consolidated financial statements, nor did it create any reconciling differences between Canadian and U.S. GAAP in the Company's consolidated balance sheets, statements of income (loss) or statements of comprehensive income (loss).

  (ii)
  Business Combinations and Noncontrolling Interests

    In January 2009, the CICA issued Handbook Section 1582, "Business Combinations", Handbook Section 1601, "Consolidated Financial Statements", and Handbook Section 1602, "Non-controlling Interests" and withdrew Handbook Section 1581, "Business Combinations", and Handbook Section 1600, "Consolidated Financial Statements".

    Handbook Section 1582 applies to a transaction in which the acquirer obtains control of one or more businesses. The term "business" is more broadly defined than in the existing standard. Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value. Any interest in the acquiree owned prior to obtaining control will be re-measured at fair value at the acquisition date, eliminating the need for guidance on step acquisitions. Contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration. A bargain purchase will result in recognition of a gain. Acquisition costs must be expensed.

    Similar to the requirements of SFAS 160 (note 1(e)), under Handbook Section 1602, any noncontrolling interest is recognized as a separate component of shareholder's equity. Net income (loss) is calculated without deduction for the noncontrolling interest. Rather, net income (loss) is allocated between the controlling and noncontrolling interests.

    Handbook Section 1601 carries forward the requirements of Handbook Section 1600, other than those relating to noncontrolling interests.

58    MI Developments Inc.      2009

    These changes are effective for fiscal years beginning on or after January 1, 2011 but may be adopted early at the beginning of a fiscal year. The Company's adoption of these accounting standards for Canadian GAAP purposes on January 1, 2009 did not have any impact on the Company's unaudited interim consolidated financial statements, nor did it create any reconciling differences between Canadian and U.S. GAAP in the Company's consolidated balance sheets, statements of income (loss) or statements of comprehensive income (loss).

(b)  Reconciliation to Canadian GAAP

  The Company's accounting policies as reflected in these unaudited interim consolidated financial statements do not materially differ from Canadian GAAP except as described in the following tables presenting net income (loss) attributable to MID, earnings (loss) attributable to each MID Class A Subordinate Voting or Class B Share and comprehensive income (loss) attributable to MID under Canadian GAAP:

Three Months Ended March 31,	2009		2008
Net income (loss) attributable to MID under U.S. GAAP	$(28,845)		$6,879
Interest expense on subordinated notes(i)	6,570	*	(310)
Depreciation and amortization(ii)	(340	)*	(67)
Development property carrying costs(iii)	—		95
Stock-based compensation(iv)	3,204	*	—

Net income (loss) attributable to MID under Canadian GAAP	$(19,411)		$6,597

  *
  Reflects cumulative impact of Canadian GAAP accounting to MID's investment in MEC being adjusted to nil upon deconsolidation of MEC at the Petition Date (note 1(a)).

Three Months Ended March 31,	2009	2008
Basic and diluted earnings (loss) attributable to each MID Class A Subordinate Voting or Class B Share
— continuing operations	$(0.43)	$0.51
— discontinued operations	0.02	(0.37)

	$(0.41)	$0.14

Three Months Ended March 31,	2009	2008
Comprehensive income (loss) attributable to MID under U.S. GAAP	$(79,049)	$41,753
Net adjustments to U.S. GAAP net income (loss) per above table	9,434	(282)
Translation of development property carrying costs(iii)	(24)	(35)
Employee defined benefit and postretirement plans(v)	(728)*	—

Comprehensive income (loss) attributable to MID under Canadian GAAP	$(70,367)	$41,436

  *
  Reflects cumulative impact of Canadian GAAP accounting to MID's investment in MEC being adjusted to nil upon deconsolidation of MEC at the Petition Date (note 1(a)).

  (i)
  Financial Instruments and Long-term Debt

    Under Canadian GAAP, a portion of the face value of MEC's convertible subordinated notes (the "MEC Notes") attributable to the value of the conversion feature at inception is recorded as part of the noncontrolling interest in MEC, rather than as a liability. The remaining value of the MEC Notes at inception is accreted up to their face value on an effective yield basis over the term of the Notes, with the accretion amount being included in MEC's net interest expense. Under U.S. GAAP, the MEC Notes are recorded entirely as debt, resulting in lower net interest expense than under Canadian GAAP.

MI Developments Inc.      2009    59

  (ii)
  Depreciation and Amortization

    Based on the terms of MEC's sale of The Meadows in 2006, the sale of The Meadows' real estate properties and fixed assets is not accounted for as a sale and leaseback, but rather using the financing method of accounting under U.S. GAAP as MEC is deemed to have a continuing interest in the transaction. Accordingly, under U.S. GAAP, such real estate properties and fixed assets were required to remain on the balance sheet and continue to depreciate and $7.2 million of the sale proceeds were required to be deferred at inception and were included in MEC's "other long-term liabilities" on the Company's consolidated balance sheets at December 31, 2008 and 2007. Under U.S. GAAP, these sale proceeds are to be recognized at the point when the transaction subsequently qualifies for sale recognition. Under Canadian GAAP, the disposal of such real estate properties and fixed assets was recognized as a sale transaction.

  (iii)
  Capitalization of Development Property Carrying Costs

    Under both Canadian and U.S. GAAP, certain carrying costs incurred in relation to real estate property held for development are permitted to be capitalized as part of the cost of such property while being held for development. However, FASB Statement of Financial Accounting Standards No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects", is more restrictive than CICA Handbook Section 3061, "Property, Plant and Equipment", in regards to the necessary criteria required to capitalize such costs. As a result, certain carrying costs have been capitalized from time to time under Canadian GAAP that are not permitted under U.S. GAAP.

  (iv)
  Stock-based Compensation

    Canadian GAAP requires the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. The Company also adopted this policy under U.S. GAAP effective January 1, 2004. However, under U.S. GAAP, the cumulative impact on adoption of stock-based compensation is not recognized in the consolidated financial statements as an adjustment to opening deficit. As a result, prior to the deconsolidation of MEC (note 1(a)), $3.2 million of MEC's stock-based compensation expense related to periods prior to January 1, 2004 are excluded from MID shareholders' equity under U.S. GAAP but not under Canadian GAAP.

  (v)
  Employee Defined Benefit and Postretirement Plans

    In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"). SFAS 158 requires employers to recognize the funded status (the difference between the fair value of plan assets and the projected benefit obligations) of a defined benefit postretirement plan as an asset or liability on the consolidated balance sheets with a corresponding adjustment to "accumulated other comprehensive income", net of related tax and minority interest impact. No such adjustment is required under Canadian GAAP.

  (vi)
  Joint Ventures

    Under U.S. GAAP, MEC's investments in joint ventures are accounted for using the equity method of accounting, resulting in MEC's proportionate share of the net income or loss of the joint ventures in which it has an interest being recorded in a single line, "equity loss (income)" on the Company's consolidated statements of income (loss). Similarly, MEC's investment in joint ventures is included in a single line "other assets" on the Company's consolidated balance sheets. Only cash invested by MEC into its interests in joint ventures are reflected in the Company's consolidated statements of cash flows. Under Canadian GAAP, MEC's investments in joint ventures are accounted for using the proportionate consolidation method. MEC's proportionate share of the joint ventures in which it has an interest is added to the consolidated balance sheets, consolidated statements of income (loss) and consolidated statements of cash flows on a line-by-line basis.

60    MI Developments Inc.      2009

The following tables indicate the items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under Canadian GAAP:

As at March 31, 2009
	U.S. GAAP	Property Carrying Costs	Canadian GAAP
Real estate properties, net	$1,304,913	$3,995	$1,308,908
Future tax assets	5,359	(218)	5,141
Future tax liabilities	39,771	1,162	40,933
MID shareholders' equity	1,535,960	2,615	1,538,575

As at December 31, 2008
	U.S. GAAP	Long- term Debt	Benefit Plans	Sale of The Meadows	Property Carrying Costs	Stock- based Comp.	Joint Ventures	Canadian GAAP
Cash and cash equivalents	$144,764	$—	$—	$—	$—	$—	$1,012	$145,776
Accounts receivable	33,915	—	—	—	—	—	363	34,278
Prepaid expenses and other	20,724	—	—	—	—	—	463	21,187
Non-current restricted cash	—	—	—	—	—	—	9,651	9,651
Real estate properties, net	2,024,183	—	—	(6,035)	4,029	—	52,845	2,075,022
Fixed assets, net	71,206	—	—	(181)	—	—	62	71,087
Other assets	35,200	—	—	—	—	—	(25,151)	10,049
Future tax assets	62,781	—	—	(400)	(218)	—	—	62,163
Accounts payable and accrued liabilities	121,471	(96)	—	—	—	—	9,615	130,990
Income taxes payable	10,363	—	—	—	—	—	5	10,368
Long-term debt due within one year	82,649	—	—	—	—	—	22,125	104,774
Note obligation due within one year, net	74,601	(875)	—	—	—	—	—	73,726
Note obligation, net	149,015	(2,723)	—	—	—	—	—	146,292
Other long-term liabilities	18,973	—	(1,357)	(7,216)	—	—	7,500	17,900
Future tax liabilities	105,497	544	—	—	1,172	—	—	107,213
MID shareholders' equity	1,621,988	(6,570)	728	340	2,639	(3,204)	—	1,615,921
Noncontrolling interest	24,182	9,720	629	260	—	3,204	—	37,995

U.S. GAAP permits assets held for sale and assets of discontinued operations, as well as liabilities related to such assets, to be classified as current items on the balance sheet. Canadian GAAP only permits such items to be classified as current items if the sale of such items has occurred prior to the date of completion of the financial statements.

MI Developments Inc.      2009    61

The following table indicates the impact this difference between U.S and Canadian GAAP had on the Company's consolidated balance sheet at December 31, 2008 with respect to the classification of MEC's assets held for sale (note 5) and assets held for sale from discontinued operations (note 4), and liabilities related to such assets:

As at December 31, 2008	U.S. GAAP	Canadian GAAP
ASSETS
Current assets:
Assets held for sale	$21,732	$—
Assets held for sale from discontinued operations	94,461	24,507
Assets held for sale	—	21,732
Assets held for sale from discontinued operations	—	69,954

LIABILITIES
Current liabilities:
Liabilities related to assets held for sale	$876	$—
Liabilities related to discontinued operations	51,943	33,028
Liabilities related to assets held for sale	—	876
Liabilities related to discontinued operations	—	18,915

62    MI Developments Inc.      2009

QuickLinks

  Exhibit 1
MI DEVELOPMENTS ANNOUNCES 2009 FIRST QUARTER RESULTS